EXHIBIT 99.1

Trilogy International Partners Inc. Announces the Closing of Sale of New Zealand Subsidiary

BELLEVUE, WA., May 19, 2022 -- Trilogy International Partners Inc. (“TIP Inc.” or “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator today announced the closing of the previously announced sale of its New Zealand subsidiary, Two Degrees Group Limited (“2degrees”) to Voyage Digital (NZ) Limited (“Voyage”).

On December 31, 2021, TIP Inc. announced that it had entered into a definitive agreement to sell 100% of its equity in 2degrees to Voyage. TIP Inc. owned 73.17% of the equity in 2degrees.

The aggregate purchase price for the transaction is NZ$1.315 billion. At closing, after distributions to minority shareholders, settlement of 2degrees options and reductions for certain costs, the Company expects to receive approximately NZ$905 million, exclusive of the Company’s share of NZ$30 million that will be held in escrow to secure the payment of certain potential indemnification and other claims through the first anniversary of the closing (assuming there are no outstanding claims as of that date). As previously disclosed, the Company intends to promptly pay off its outstanding indebtedness of approximately USD$450 million and within 60 days make an initial distribution to shareholders. As disclosed in prior filings, the ultimate amount of shareholder distributions is subject to certain factors including movements in foreign currency exchange, and anticipated costs associated with the dissolution of the Company.

TIP Inc. and 2degrees were advised by Montarne, and Macquarie Asset Management, Aware Super and Vocus Group were advised by UBS.

About Trilogy International Partners Inc.

TIP Inc. is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz.

Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements include, but are not limited to, statements regarding the closing of the transaction, the amount of proceeds from the transaction and the Company’s use of proceeds from the transaction. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to general economic and industry growth rates; currency exchange rates and anticipated costs associated with the dissolution of the Company. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

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Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those that relate to the movement in foreign currency exchange, anticipated costs associated with the dissolution of the Company, the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; foreign exchange and interest rate changes; currency controls; interest rate risk; and risks associated with new laws and regulations.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development	Erik Mickels 425-458-5900 Erik.Mickels@trilogy-international.com Senior Vice President, Chief Financial Officer

Trilogy Media Contact Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development

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